UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 27, 2022

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.
(Translation of registrant’s name into English)

26, Chin 3rd Road Kaohsiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: October 27, 2022	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

1 ASE Technology Holding Co., Ltd. October 27, 2022 ASE Technology Holding Third Quarter 2022 Earnings Release

2 Safe Harbor Notice This presentation contains "forward - looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Although these forward - looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward - looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward - looking statements in this presentation. These forward - looking statements are necessarily estimates reflecting the best judgment of our senior management and our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied by the forward - looking statements for reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent shift in United States trade policies; possible disruptions in commercial activities caused by natural or human - induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2021 Annual Report on Form 20 - F filed on March 29, 2022.

Consolidated Statements of Income

Quarterly Comparison

(unaudited)

									Pro Forma Basis*		
(NT$ million)	Q3 / 2022	%	Q2 / 2022	%	Q3/ 2021	%	QoQ	YoY	Q3 / 2021	%	YoY
Net Revenues:											
ATM	97,137	51.5%	93,355	58.2%	88,791	58.9%	4%	9%	82,019	57.0%	18%
EMS	90,660	48.1%	66,213	41.3%	61,116	40.6%	37%	48%	61,116	42.5%	48%
Others	829	0.4%	871	0.5%	758	0.5%	-5%	9%	758	0.5%	9%
Total Net Revenues	188,626	100.0%	160,439	100.0%	150,665	100.0%	18%	25%	143,893	100.0%	31%
Gross Profit	37,972	20.1%	34,388	21.4%	30,784	20.4%	10%	23%	29,251	20.3%	30%
Operating Income (Loss)	23,683	12.6%	20,606	12.8%	18,426	12.2%	15%	29%	17,463	12.1%	36%
Pretax Income (Loss)	23,615	12.5%	21,136	13.2%	18,474	12.3%	12%	28%	17,429	12.1%	35%
Income Tax Benefit (Expense)	(5,046)	-2.7%	(4,479)	-2.8%	(3,630)	-2.4%			(3,505)	-2.4%	
Non-controlling Interests	(1,104)	-0.6%	(669)	-0.4%	(668)	-0.4%			(668)	-0.5%	
Net Income Attributable to Shareholders of the Parent	17,465	9.3%	15,988	10.0%	14,176	9.4%	9%	23%	13,256	9.2%	32%
Basic EPS(NT$)	4.03		3.69		3.29		9%	22%	3.07		31%
Diluted EPS(NT$)	3.92		3.61		3.20		9%	23%	2.99		31%
Additional Commentary From Management[1&2]:											
Gross Profit excl. PPA expenses	38,888	20.6%	35,306	22.0%	31,716	21.1%	10%	23%	30,183	21.0%	29%
Operating Income excl. PPA expenses	24,860	13.2%	21,786	13.6%	19,620	13.0%	14%	27%	18,657	13.0%	33%
Net income attributable to shareholders of the parent excl. PPA expenses	18,628	9.9%	17,161	10.7%	15,374	10.2%	9%	21%	14,454	10.0%	29%
Basic EPS(NT$) excl. PPA expenses	4.30		3.97		3.56		8%	21%	3.35		28%

[1]: PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the ASE/SPIL transaction, which resulted in increased asset values from purchase price premiums in PP&E, intangibles and right-of-use assets. The PPA expenses excluded are related to depreciation, amortization and other expenses $1.13bn in 3Q22 and 2Q22 and $1.15bn in 3Q21.

[2]: PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the USI/Asteelflash transaction, which resulted in increased asset and liability values from purchase price premiums in PP&E, intangibles, right-of-use assets and deferred tax liability. The PPA expenses excluded are related to depreciation, amortization, other expenses and income tax benefit $0.03bn in 3Q22, $0.04bn in 2Q22 and $0.05bn in 3Q21.

*: We are providing you with the unaudited pro forma financial information to assist you in your analysis of the financial aspects of our disposal of the China Sites in 4Q21. The unaudited pro forma financial information was based on our historical financial statements and the historical financial statements of our China sites, given effect to the disposal as if it had occurred for the preceding quarter of 3Q21.

ASE GROUP
© ASE Group. All rights reserved.
3

4 Consolidated Operations (unaudited) 65,557 70,919 82,019 83,805 82,355 93,355 97,137 47,684 49,147 61,116 81,541 61,163 66,213 90,660 602 619 758 812 873 871 829 18.3% 19.4% 20.3% 18.9% 19.7% 21.4% 20.1% 9.1% 10.3% 12.1% 11.3% 11.2% 12.8% 12.6% 0% 10% 20% 30% 40% 0 50,000 100,000 150,000 200,000 Q1/21* Q2/21* Q3/21* Q4/21* Q1/22 Q2/22 Q3/22 NT$ million ATM Revenue EMS Revenue Other Revenue Gross Margin Operating Margin *: We are providing you with the unaudited pro forma financial information to assist you in your analysis of the financial aspects of our disposal of the China sites in 4Q21. The unaudited pro forma financial information was based on our historical financi al statements and the historical financial statements of our China sites, given effect to the disposal as if it had occurred for the preceding quarters from 1Q21 to 4Q21.

ATM Statements of Income

Quarterly Comparison

(unaudited)

(NT$ million)	Q3 / 2022	%	Q2 / 2022	%	Q3 / 2021	%	QoQ	YoY	Pro Forma Basis* Q3 / 2021	%	YoY
Net Revenues:											
Packaging	82,090	83.1%	79,894	84.1%	75,221	83.5%	3%	9%	69,512	83.5%	18%
Testing	14,941	15.1%	13,760	14.5%	13,416	14.9%	9%	11%	12,354	14.8%	21%
Direct Material	1,765	1.8%	1,288	1.3%	1,429	1.6%	37%	24%	1,429	1.7%	24%
Others	35	0.0%	56	0.1%	26	0.0%	-38%	35%	26	0.0%	35%
Total Net Revenues	98,831	100.0%	94,998	100.0%	90,092	100.0%	4%	10%	83,321	100.0%	19%
Gross Profit	28,832	29.2%	27,768	29.2%	24,714	27.4%	4%	17%	23,181	27.8%	24%
Operating Income (Loss)	18,663	18.9%	17,995	18.9%	15,631	17.4%	4%	19%	14,667	17.6%	27%
Additional Commentary From Management[1]:											
Gross Profit excl. PPA expenses	29,709	30.1%	28,645	30.2%	25,594	28.4%	4%	16%	24,061	28.9%	23%
Operating Income excl. PPA expense	19,790	20.0%	19,122	20.1%	16,761	18.6%	3%	18%	15,797	19.0%	25%

[1]: PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the ASE/SPIL transaction, which resulted in increased asset values from purchase price premiums in PP&E, intangibles and right-of-use assets. The PPA expenses excluded are related to depreciation, amortization and other expenses $1.13bn in the quarters of 3Q22, 2Q22 and 3Q21.

*: We are providing you with the unaudited pro forma financial information to assist you in your analysis of the financial aspects of our disposal of the China sites in 4Q21. The unaudited pro forma financial information was based on our historical financial statements and the historical financial statements of our China sites, given effect to the disposal as if it had occurred for the preceding quarter of 3Q21.

ASE GROUP
© ASE Group. All rights reserved.
5

6 ATM Operations (unaudited) 16,989 18,876 23,181 24,301 23,101 27,768 28,832 68,139 72,747 83,321 85,180 84,025 94,998 98,831 24.9% 25.9% 27.8% 28.5% 27.5% 29.2% 29.2% 0% 10% 20% 30% 40% 50% 0 20,000 40,000 60,000 80,000 100,000 Q1/21* Q2/21* Q3/21* Q4/21* Q1/22 Q2/22 Q3/22 NT$ million Gross Profit Gross Margin Revenue *: We are providing you with the unaudited pro forma financial information to assist you in your analysis of the financial aspects of our disposal of the China sites in 4Q21. The unaudited pro forma financial information was based on our historical financi al statements and the historical financial statements of our China sites, given effect to the disposal as if it had occurred for the preceding quarters from 1Q21 to 4Q21.

7 ATM Revenue by Application (unaudited) 53% 52% 53% 53% 52% 52% 53% 14% 15% 15% 16% 16% 16% 16% 33% 33% 32% 31% 32% 32% 31% 0% 20% 40% 60% 80% 100% Q1/21* Q2/21* Q3/21* Q4/21* Q1/22 Q2/22 Q3/22 Communication Computing Automotive, Consumer & Others *: We are providing you with the unaudited pro forma financial information to assist you in your analysis of the financial aspects of our disposal of the China sites in 4Q21. The unaudited pro forma financial information was based on our historical financi al statements and the historical financial statements of our China sites, given effect to the disposal as if it had occurred for the preceding quarters from 1Q21 to 4Q21.

8 37% 36% 39% 40% 43% 43% 42% 38% 40% 37% 36% 34% 35% 34% 8% 7% 7% 7% 6% 6% 7% 15% 15% 15% 15% 15% 15% 15% 2% 2% 2% 2% 2% 1% 2% 0% 20% 40% 60% 80% 100% Q1/21* Q2/21* Q3/21* Q4/21* Q1/22 Q2/22 Q3/22 Material Testing Others Wirebonding Bump/FC/WLP /SiP ATM Revenue by Type (unaudited) *: We are providing you with the unaudited pro forma financial information to assist you in your analysis of the financial aspects of our disposal of the China sites in 4Q21. The unaudited pro forma financial information was based on our historical financi al statements and the historical financial statements of our China sites, given effect to the disposal as if it had occurred for the preceding quarters from 1Q21 to 4Q21.

9 EMS Operations Quarterly Comparison & Revenue by Application (unaudited ) (NT$ million) Q3 / 2022 % Q2 / 2022 % Q3 / 2021 % QoQ YoY EMS Net Revenues 90,665 100.0% 66,218 100.0% 61,127 100.0% 37% 48% Gross Profit 9,198 10.1% 6,650 10.0% 5,883 9.6% 38% 56% Operating Income (Loss) 5,130 5.7% 2,667 4.0% 2,658 4.3% 92% 93% 39% 39% 38% 38% 40% 35% 37% 7% 10% 10% 8% 10% 13% 9% 33% 28% 33% 38% 29% 28% 36% 14% 16% 12% 11% 13% 15% 11% 5% 5% 5% 4% 6% 8% 6% 2% 2% 2% 1% 2% 1% 1% 0% 20% 40% 60% 80% 100% Q1/21 Q2/21 Q3/21 Q4/21 Q1/22 Q2/22 Q3/22 Communication Computing Consumer Industrial Automotive Others

10 Key Balance Sheet Items & Indices (unaudited) (NT$ million) Sept. 30, 2022 Jun 30, 2022 Cash and cash equivalent $52,358 $72,846 Financial assets - current 9,667 6,136 Financial assets - non current & investments - equity method 22,926 22,356 Property, plant & equipment 264,508 254,784 Total assets 737,829 713,079 Short-term loans 78,056 60,722 Current portion of bonds payable 4,999 8,204 Current portion of long-term loans 3,158 3,631 Bonds payable 40,534 40,923 Long-term loans & long-term bills payable 89,273 97,367 Total interest bearing debts 223,969 218,309 Total liabilities 432,179 434,768 Total equity (Including non-controlling interest) 305,650 278,311 Quarterly EBITDA 38,601 35,211 Current ratio 1.22 1.18 Net debt to equity ratio 0.53 0.50

11 Equipment Capital Expenditure vs. EBITDA (unaudited) 432 567 425 437 443 515 400 830 916 1,108 1,174 1,100 1,203 1,283 0 200 400 600 800 1,000 1,200 1,400 Q1/21* Q2/21* Q3/21* Q4/21* Q1/22 Q2/22 Q3/22 US$ million Capex EBITDA *: We are providing you with the unaudited pro forma financial information to assist you in your analysis of the financial aspects of our disposal of the China sites in 4Q21. The unaudited pro forma financial information was based on our historical financial statements and the historical financial statements of our China sites, given effect to the disposal as if it had occurred for the preceding quarters from 1Q21 to 4Q21.

12 Fourth Quarter 2022 Outlook* Based on our current business outlook and exchange rate assumptions, management projects overall performance for the fourth quarter of 2022 to be as follows : • We see the US dollar and NT dollar exchange rate going from 30.1 in 3 rd quarter 2022 to 31.8 in 4 th quarter 2022; • In NT dollar terms, our ATM 4 th quarter 2022 business levels should be slightly below 2 nd quarter levels this year; • Our ATM 4 th quarter 2022 gross margin should be slightly below 1 st quarter 2022 gross margin; • In NT dollar terms, our EMS 4 th quarter 2022 business levels should be slightly above 3 rd quarter levels this year; • Our EMS 4 th quarter 2022 operating margin should be close to the operating margin in the same period last year. *: Due to the impact of the COVID - 19 outbreak, our outlook continues to be subject to a higher degree of risk. The information provided is done so as a reference of our current view as of the date of this presentation. Our business, financial condition an d results of operations are of greater adverse risk; and, as a result, there may be a higher likelihood of material variances b etw een our expected and actual results .

13 www.aseglobal.com Thank You

Appendix 1

Consolidated Statements of Comprehensive Income

Pro Forma Historical Data*

(unaudited)

(NT$ million)	Q1/2021	%	Q2/2021	%	Q3/2021	%	Q4/2021	%	FY/2021	%
Net Revenues:										
ATM	65,557	57.6%	70,919	58.8%	82,019	57.0%	83,805	50.4%	302,300	55.5%
EMS	47,684	41.9%	49,147	40.7%	61,116	42.5%	81,541	49.1%	239,488	44.0%
Others	602	0.5%	619	0.5%	758	0.5%	812	0.5%	2,791	0.5%
Total Net Revenues	113,843	100.0%	120,685	100.0%	143,893	100.0%	166,158	100.0%	544,579	100.0%
Gross Profit	20,868	18.3%	23,470	19.4%	29,251	20.3%	31,454	18.9%	105,043	19.3%
Operating Income (Loss)	10,405	9.1%	12,394	10.3%	17,463	12.1%	18,776	11.3%	59,038	10.8%
Pretax Income (Loss)	10,625	9.3%	12,440	10.3%	17,429	12.1%	18,873	11.4%	59,368	10.9%
Income Tax Benefit (Expense)	(2,392)	-2.1%	(2,543)	-2.1%	(3,505)	-2.4%	(3,586)	-2.2%	(12,027)	-2.2%
Non-controlling Interests	(252)	-0.2%	(358)	-0.3%	(668)	-0.5%	(828)	-0.5%	(2,106)	-0.4%
Net Income Attributable to Shareholders of the Parent	7,981	7.0%	9,539	7.9%	13,256	9.2%	14,459	8.7%	45,235	8.3%
Basic EPS(NT$)	1.85		2.21		3.07		3.37		10.51	
Diluted EPS(NT$)	1.80		2.12		2.99		3.21		10.12	
FX (NTD/USD)	28.30		28.03		27.79		27.78		27.98	

*: We are providing you with the unaudited pro forma financial information to assist you in your analysis of the financial aspects of our disposal of the China sites in 4Q21. The unaudited pro forma financial information was based on our historical financial statements and the historical financial statements of our China sites, given effect to the disposal as if it had occurred for the preceding quarters from 1Q21 to 4Q21 and full year 2021.

ASE GROUP
© ASE Group. All rights reserved.
14

15 Appendix 2 ATM Statements of Comprehensive Income Pro Forma Historical Data* (unaudited) (NT$ million) Q1/2021 % Q2/2021 % Q3/2021 % Q4/2021 % FY/2021 % Net Revenues: Packaging 56,844 83.4% 60,716 83.5% 69,512 83.5% 70,942 83.3% 258,014 83.4% Testing 10,204 15.0% 10,656 14.6% 12,354 14.8% 12,700 14.9% 45,914 14.9% Direct Material 1,044 1.5% 1,372 1.9% 1,429 1.7% 1,502 1.8% 5,347 1.7% Others 47 0.1% 3 0.0% 26 0.0% 36 0.0% 112 0.0% Total Net Revenues 68,139 100.0% 72,747 100.0% 83,321 100.0% 85,180 100.0% 309,387 100.0% Gross Profit 16,989 24.9% 18,876 25.9% 23,181 27.8% 24,301 28.5% 83,346 26.9% Operating Income (Loss) 9,415 13.8% 11,048 15.2% 14,667 17.6% 15,216 17.9% 50,345 16.3% FX (NTD/USD) 28.30 28.03 27.79 27.78 27.98 *: We are providing you with the unaudited pro forma financial information to assist you in your analysis of the financial aspects of our disposal of the China sites in 4Q21. The unaudited pro forma financial information was based on our historical financial statements and the historical financial statements of our China sites, given effect to the disposal as if it had occurred for the preceding quarters from 1Q21 to 4Q21 and full year 2021.

Appendix 3

Consolidated Statements of Comprehensive Income

(unaudited)

(NT$ Thousand)	Q1/2021	Q2/2021	Q3/2021	Q4/2021	FY/2021	Q1/2022	Q2/2022	Q3/2022
Revenues	119,469,784	126,926,346	150,664,816	172,936,186	569,997,132	144,390,827	160,439,019	188,625,557
COGS	97,583,415	102,122,197	119,880,851	140,041,892	459,628,355	115,919,599	126,051,460	150,653,584
PPA under COGS	1,024,525	933,946	931,880	925,188	3,815,539	920,316	918,661	916,426
Gross profit	21,886,369	24,804,149	30,783,965	32,894,294	110,368,777	28,471,228	34,387,559	37,971,973
Gross profit excl. PPA	22,910,894	25,738,095	31,715,845	33,819,482	114,184,316	29,391,544	35,306,220	38,888,399
OPEX	10,977,703	11,630,191	12,357,669	13,278,865	48,244,428	12,358,395	13,782,006	14,289,270
PPA under OPEX	269,154	263,543	262,097	261,699	1,056,493	261,477	261,428	261,109
Operating income	10,908,666	13,173,958	18,426,296	19,615,429	62,124,349	16,112,833	20,605,553	23,682,703
Operating income excl. PPA	12,202,345	14,371,447	19,620,273	20,802,316	66,996,381	17,294,626	21,785,642	24,860,238
Non Op gain/(loss)	271,633	170,726	48,235	17,720,464	18,211,058	549,787	529,795	(67,443)
PPA under Non Op gain/ (loss)	43,225	2,813	39,929	40,799	126,766	3,637	20,922	7,038
Non Op gain/ (loss) excl. PPA	314,858	173,539	88,164	17,761,263	18,337,824	553,424	550,717	(60,405)
Pretax income	11,180,299	13,344,684	18,474,530	37,335,892	80,335,405	16,662,621	21,135,348	23,615,261
PPA under Pretax income	1,336,904	1,200,302	1,233,906	1,227,686	4,998,798	1,185,430	1,201,011	1,184,573
Pretax income excl. PPA	12,517,203	14,544,986	19,708,436	38,563,578	85,334,203	17,848,051	22,336,359	24,799,834
Tax expenses	2,451,096	2,648,128	3,630,545	5,592,057	14,321,826	3,277,505	4,478,602	5,046,341
PPA under Tax expense	(38,471)	(16,250)	(20,612)	(21,430)	(96,773)	(13,081)	(16,957)	(12,653)
Tax expense excl. PPA	2,489,567	2,664,378	3,651,157	5,613,487	14,418,599	3,290,586	4,495,559	5,058,994
Non-controlling interests	252,076	358,136	667,705	827,984	2,105,901	477,834	668,595	1,104,295
PPA under Non-controlling interests	30,714	12,788	15,661	16,695	75,858	9,074	10,913	8,619
Non-controlling interests excl. PPA	282,790	370,924	683,366	844,679	2,181,759	486,908	679,508	1,112,914
Net income attributable to shareholders of the parent	8,477,127	10,338,420	14,176,280	30,915,851	63,907,678	12,907,282	15,988,151	17,464,625
PPA expenses under Net income attributable to shareholders of the	1,267,719	1,171,264	1,197,633	1,189,561	4,826,167	1,163,275	1,173,141	1,163,301
Net income attributable to shareholders of the parent excl. PPA	9,744,846	11,509,684	15,373,913	32,105,412	68,733,845	14,070,557	17,161,292	18,627,926
Total PPA expenses	1,298,433	1,184,052	1,213,294	1,206,256	4,902,025	1,172,349	1,184,054	1,171,920
Basic EPS (NT$)	1.97	2.40	3.29	7.20	14.84	3.01	3.69	4.03
Basic EPS (NT$) excl. PPA	2.26	2.67	3.56	7.48	15.96	3.28	3.97	4.30
Diluted EPS (NT$)	1.92	2.30	3.20	6.99	14.40	2.92	3.61	3.92
Diluted EPS (NT$) excl. PPA	2.21	2.57	3.47	7.27	15.50	3.19	3.88	4.18

ASE GROUP
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16